Exhibit 99.1

World Health Organization Authorizes
SINOVAC’s CoronaVac® for Emergency Use

BEIJING--SINOVAC Biotech Ltd. (“SINOVAC” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced that CoronaVac®, an innovative, inactivated coronavirus vaccine developed by SINOVAC Life Sciences Co., Ltd. (“SINOVAC”), a subsidiary of the Company, was approved for emergency use under the World Health Organization (“WHO”) Emergency Use Listing (“EUL”) procedure. Prior to this, the Strategic Advisory Group of Experts on Immunization (“SAGE”) had recommended CoronaVac® for use in adults 18 years and older in a two-dose schedule with an interval of 2 to 4 weeks.

The WHO EUL procedure is a technical review process to assess and review unlicensed vaccines and other products to expedite their availability to people affected by public health emergencies. SINOVAC had submitted clinical and non-clinical research data, as well as manufacturing and control (“CMC”) data, to the WHO review group to evaluate the quality, safety, efficacy data and risk management plan of CoronaVac®. In February 2021, the WHO conducted an on-site inspection of SINOVAC’s manufacturing facilities of CoronaVac®, as well as its quality management system. SAGE also conducted a systematic review of CoronaVac® and concluded that the benefits of using SINOVAC’s inactivated coronavirus vaccine are greater than the known risks, recommending the use of this vaccine.

In addition, the European Medicine Agency (“EMA”) has initiated the rolling review of CoronaVac®. This marks the first step in the process for CoronaVac® to obtain EU approval for use.

Mr. Weidong Yin, the Chairman, President, and CEO of SINOVAC, said, “The phase III clinical research and follow-up real-world studies in Brazil, Turkey, Indonesia and Chile represent good examples of the collaborative, global action against the pandemic. These studies have provided a solid scientific foundation for CoronaVac® to be approved by more than 40 countries, as well as the WHO. These achievements could not have happened without the efforts of global partners and scientists. As the COVID-19 pandemic persists, SINOVAC will continue to participate in pandemic prevention and control actions, acknowledging the value of China's COVID-19 vaccine as a global public good and contributing to the international triumph over the COVID-19 pandemic.

In June 2020, CoronaVac® became the first vaccine approved for emergency use in China and was further approved for conditional marketing use on February 5th, 2021.

On April 1st, 2021, the third phase of a CoronaVac® bulk production manufacturing facility was completed and began operations, allowing the annual production capacity to exceed 2 billion doses. SINOVAC's manufacturing control system of CoronaVac® has been inspected by China, Brazil, Indonesia, Chile and Saudi Arabia, as well as the WHO. Large-scale production of hundreds of batches have proven the stability and reliability of SINOVAC’s vaccine manufacturing control system. At this time, SINOVAC has provided CoronaVac® to nearly 40 countries and regions, including mainland China, directly and indirectly. The total supply has already exceeded 600 million doses. Moreover, according to incomplete statistics, over 430 million doses have been administrated worldwide. SINOVAC has become the largest domestic supplier and exporter of China’s COVID-19 vaccine. The safety and effectiveness of CoronaVac® has been verified all over the world.

About SINOVAC

SINOVAC Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent pneumococcal polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella and mumps. SINOVAC’s COVID-19 vaccine, CoronaVac®, has been granted emergency use approval or conditional marketing authorization by over 40 countries or regions worldwide. Healive®, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by SINOVAC against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, SINOVAC was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing several new products including a Sabin-strain inactivated polio vaccine and combined vaccines. SINOVAC primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Contacts

SINOVAC Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871 or
+86-10-5693-1897
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S.: 1-646-308-1707
Email: william.zima@icrinc.com